EXHIBIT 99.1

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company

Brazauro Resources Corporation (the “Company”) 16360 Park Ten Place, Suite 217, Houston, Texas 77084

Item 2	Date of Material Change

June 9, 2010

Item 3	News Release

Issued June 9, 2010 and distributed through the facilities of Canada Newswire and Businesswire.

Item 4	Summary of Material Change

The Company announces it has initiated exploration drilling at its Agua Branca Project, 35 kilometers south of Brazauro’s flagship Tocantinzinho gold deposit in the Tocantinzinho-Cuiu Cuiu gold belt.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

Please see the attached news release.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

	Contact:	James J. Komadina, President and COO
	Telephone:	(719) 330-4477

	Contact:	Mark E. Jones III, Chairman and CEO
	Telephone:	(281) 579-3400

Item 9	Date of Report

June 9, 2010

June 9, 2010	Trading Symbol: BZO-TSX.V

Brazauro Begins Drilling at Água Branca Property

Next Stage in Exploration and Development of Property in Brazil’s
Prodigious Tapajós Region
HOUSTON, TX – Brazauro Resources Corp. (TSX.V: BZO) today announced it has initiated exploration drilling at its Água Branca Project, 35 kilometers south of Brazauro’s flagship Tocantinzinho gold deposit in the Tocantinzinho-Cuiu Cuiu gold belt.
The Company now has a drill on site at Água Branca and plans to complete approximately 2000 meters of drilling over the next six to eight weeks to confirm a number of targets identified by recent geochemical sampling.
Água Branca consists of approximately 15,008 hectares of Exploration Licenses accessible by road year-round and is one of the largest and oldest alluvial and hard-rock garimpos, or informal mining camps, in the Tapajós region of Pará State, Brazil.
“We are encouraged to have reached this important milestone in the development of a promising property,” said Brazauro Chairman and CEO Mark Jones III.
Água Branca, as well as the Tocantinzinho and Piranhas properties, are included in the premium offer to acquire Brazauro by Eldorado Gold Corporation (TSX:ELD, AMEX:EGO) announced on May 12, 2010.

About Brazauro:

Brazauro Resources is an established and well-financed gold exploration company focused on high-potential properties in the Tapajós region of Brazil.  As well as its most advanced property, Tocantinzinho, Brazauro is also actively exploring other properties including the nearby Bom Jardim, Piranhas, Agua Branca and Andorinhas projects.  The Company’s shares are listed on the TSX Venture Exchange under the symbol BZO-V.  Further information is available at www.brazauroresources.com

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For further information, please contact:

Brazauro Resources Corporation

James Komadina
President and Chief Operating Officer
719-330-4477

Mark Jones III
Chairman and CEO
281-579-3400

Media contact:
John Lute
Lute & Company
416-929-5883

info@brazauroresources.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.  No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Forward-Looking Statements

Certain statements contained in this press release may constitute forward-looking statements under Canadian securities legislation which are not historical facts and are made pursuant to the “safe harbour” provisions under the United States Private Securities Litigation Reform Act of 1995.  Such forward-looking statements are based upon the Company’s reasonable expectations and business plan at the date hereof, which are subject to change depending on economic, political and competitive circumstances and contingencies.  Readers are cautioned that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause a change in such assumptions and the actual outcomes and estimates to be materially different from those estimated or anticipated future results, achievements or position expressed or implied by those forward-looking statements.  Risks, uncertainties and other factors that could cause the Company's plans to change include changes in demand for and price of gold and other commodities (such as fuel and electricity) and currencies; changes or disruptions in the securities markets; legislative, political or economic developments in Brazil; the need to obtain permits and comply with laws and regulations and other regulatory requirements; the possibility that actual results of work may differ from projections/expectations or may not realize the perceived potential of the company’s projects; risks of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in development programs; operating or technical difficulties in connection with exploration, mining or development activities; the speculative nature of gold exploration and development, including the risks of diminishing quantities of grades of reserves and resources; and the risks involved in the exploration, development and mining business. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.